UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended February 28, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from              to

Commission file number: 1-5418

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of SUPERVALU Wholesale Employees’ 401(k) Plan are included herein:

1.	Report of Independent Registered Public Accounting Firm dated August 28, 2006.

2.	Statements of Net Assets Available for Benefits as of February 28, 2006 and 2005.

3.	Statement of Changes in Net Assets Available for Benefits for the Fiscal Year Ended 2006.

4.	Notes to the Financial Statements for the Fiscal Years Ended February 28, 2006 and 2005.

Ex-23 Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Wholesale Employees’ 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

DATE: August 28, 2006	By:	SUPERVALU INC., the plan administrator

		By:	/s/ Sherry Smith
Sherry Smith
Senior Vice President, Finance

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

Financial Statements

February 28, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Administrative Committee

SUPERVALU INC.

Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for benefits of the SUPERVALU Wholesale Employees’ 401(k) Plan (the Plan) as of February 28, 2006 and 2005, and the related statement of changes in net assets available for benefits for the fiscal year ended February 28, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2006 and 2005, and the changes in net assets available for benefits for the fiscal year ended February 28, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Minneapolis, Minnesota
August 28, 2006

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

Statements of Net Assets Available for Benefits

February 28, 2006 and 2005

	2006	2005
Assets:
Investments in SUPERVALU INC. 401(k) Master Trust, at fair value	$14,788,943	$13,017,429
Contributions receivable from participants	9,574	4,420
Contributions receivable from employer	1,476	—

Liabilities:
Administrative expenses payable	(382)	(11,750)

Net assets available for benefits	$14,799,611	$13,010,099

See accompanying notes to financial statements.

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Fiscal year ended February 28, 2006

Additions:
Investment income from SUPERVALU INC. 401(k) Master Trust	$1,050,754
Contributions:
Employer	182,996
Participants	1,325,269

Total additions	2,559,019

Deductions:
Distributions to participants	(706,465)
Administrative expenses	(63,391)

Total deductions	(769,856)
Transfers from other plans within the 401(k) Master Trust, net	349

Net increase	1,789,512
Net assets available for benefits:
Beginning of year	13,010,099

End of year	$14,799,611

See accompanying notes to financial statements.

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

February 28, 2006 and 2005

(1)	Summary Description of the Plan

The following description of the SUPERVALU Wholesale Employees’ 401(k) Plan (the Plan) (formerly the Pittsburgh Division Union 401(k) Plan for Local 30 Collective Bargaining Associates) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was established for SUPERVALU INC. (SUPERVALU) Wholesale employees. The Plan covers employees in numerous local unions; therefore, it has four separate fact patterns for eligibility in the Plan. For union plan participants, each set of eligibility requirements is governed by the specified collective bargaining agreement for which the participant is covered. Eligibility in the Plan is age 21 and after service periods between 90 days and one year.

The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 2% to 15% of their recognized compensation to the Plan, as defined in the Plan document. Employee contributions are limited by the Internal Revenue Service limitation of $15,000, $14,000, and $13,000 in calendar 2006, 2005, and 2004, respectively. Two union groups receive employer matching contributions as a percentage of the participants’ compensation and are in accordance with the matching formula specified in the collective bargaining agreement.

All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 50% after two years, 100% after three years, if applicable to the collective bargaining agreement. Forfeitures of nonvested amounts shall be used to pay plan expenses or restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Forfeitures of nonvested amounts totaling no dollars were used to pay plan expenses in fiscal 2006. Participant and employer matching contributions may be directed into one or more of the funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust).

The Plan accounts of participants within the 401(k) Master Trust are consolidated, resulting in each participant having only one account within the Master Trust. Therefore, participant movement between plans results in asset transfers within the Master Trust. Transfers from other plans within the Master Trust of $349 in fiscal 2006 reflect the net result of this activity in the Plan.

Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s account would immediately vest and the balance would be distributed to the participant in full upon termination.

Benefits under the Plan are payable in a lump sum.

Participants currently employed by SUPERVALU can withdraw any post tax employee contributions and rollover contributions at any time, subject to required federal withholding. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower’s total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month preceding the month in which the loan was granted, plus 1%. Principal and interest are repaid monthly through payroll deductions, and the maximum term of any loan is five years. Loan interest rates range from 5.00% to 10.50%.

(Continued)

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

February 28, 2006 and 2005

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

(b)	Investments

Investment assets of the Plan are stated at current fair value. Investments in various funds within the 401(k) Master Trust represent the Plan’s pro rata share of the quoted market value of the funds’ net assets as reported by the Trustee (as defined in note 3). Investment contracts in the Principal Conservation Fund are stated at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Expenses

The reasonable expenses of administering the Plan shall be payable out of the Plan’s funds except to the extent that SUPERVALU, at its discretion, directly pays the expenses. In fiscal 2006, SUPERVALU did pay certain expenses on behalf of the Plan.

(e)	Risk and Uncertainties

The Plan provides for various investment fund options within the 401(k) Master Trust. Investment securities are exposed to various risks, such as interest rate, market fluctuation, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(f)	Concentration of Market Risk

At February 28, 2006 and 2005, approximately 7.9% and 11.1%, respectively, of the Plan’s assets were invested in the common stock of SUPERVALU. The underlying value of SUPERVALU Common Stock is entirely dependent upon the performance of SUPERVALU and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of SUPERVALU Common Stock in the near term could materially affect the participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits.

(3)	Trustee

The Bank of New York (the Trustee) is the appointed Trustee and custodian of the Plan’s assets by the Retirement Committee.

(4)	Investments

Under the terms of the trust agreement, the Trustee manages investments on behalf of the Plan. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust.

(Continued)

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

February 28, 2006 and 2005

The 401(k) Master Trust includes the SUPERVALU Wholesale Employees’ 401(k) Plan, the SUPERVALU Retail Employees’ 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan, and the Pittsburgh Division Profit Sharing Plan.

The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with the Department of Labor’s regulations.

The Plan recordkeeper (Hewitt Associates LLC) allocates interest and dividends, net realized (unrealized) gains and losses, and administrative expenses for each fund to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan in that fund to the total net assets of the 401(k) Master Trust in that fund. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan’s terms.

Fair values of investments in the 401(k) Master Trust are as follows:

	February 28, 2006	February 28, 2005
Investments at fair value:
Collective investment/mutual funds	$539,005,689	$481,292,989
Common stock held by:
Equity funds	151,251,195	126,314,987
SUPERVALU Common Stock Fund	84,440,730	88,236,632
Cash and cash equivalents	13,947,998	11,095,054
Accrued income	555,860	498,521
Net settlements receivable	3,587,312	418,508
Loans receivable from participants	21,011,615	18,302,372

	$813,800,399	$726,159,063

Investment income for the 401(k) Master Trust for the fiscal year ended February 28, 2006 is as follows:

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Collective investment/mutual funds	$55,519,240
Common stock	(341,442)

55,177,798
Interest	1,371,083
Dividends	5,021,087

Net investment income	$61,569,968

At February 28, 2006 and 2005, the Plan held 1.8% of the 401(k) Master Trust assets.

(Continued)

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

February 28, 2006 and 2005

(5)	Federal Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated September 8, 2003 indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provision for income taxes has been made.

(6)	Party-in-interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investment funds with the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provision of ERISA and the Code.